Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Purpose

This Code of Business Conduct and Ethics (this “Code”) applies to the Opera Group of companies.1 This Code contains general guidelines for conducting the business of the Opera Group, consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code applies to directors, officers, employees, and consultants (collectively “Company Personnel”). We also refer to our chief executive officer, Co-CEO and our chief financial officer as our “executive officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Opera Group’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact the Compliance Officer, who is a person appointed by the Board of Directors of the Opera Group. Mr. Aaron McParlan has been appointed by the Board of Directors as the Compliance Officer for the Opera Group. The Opera Group will notify you if the Board of Directors appoints a different Compliance Officer.

The Compliance Officer can be contacted directly. You may also contact the Compliance Officer anonymously via the channel described in the Whistleblower Procedure on the staff wiki. You are not required to reveal your identity in your communication to the Compliance Officer. Please see the Opera Group’s Whistleblower Procedure for additional information.

Reporting Violations of the Code

All Company Personnel have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Opera Group. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. Your supervisor will contact the Compliance Officer, who will work with you and your supervisor to investigate the matter. If you do not feel comfortable reporting the matter to your supervisor or you do not get a satisfactory response, you may contact the Compliance Officer directly. Company Personnel making a report need not leave their name or other personal information and reasonable efforts will be used to conduct the investigation that follows from the report in a manner that protects the confidentiality and anonymity of the staff member submitting the report. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Compliance Officer and the Opera Group will protect your confidentiality to the extent possible, consistent with law and the Opera Group’s need to investigate your report.

1 The “Opera Group” means Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, and its wholly owned subsidiaries including, in particular, Opera Norway AS.

It is Opera Group policy that any staff member who violates this Code will be subject to appropriate discipline, which may include termination of employment. This determination will be based upon the facts and circumstances of each particular situation. A staff member accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Company Personnel who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Opera Group may also face substantial fines and penalties and many incur damage to its reputation and standing in the community. Your conduct as a representative of the Opera Group, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Opera Group.

Policy Against Retaliation

The Opera Group prohibits retaliation against a staff member who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against a staff member because the staff member, in good faith, sought help or filed a report, will result in disciplinary action, including potential termination of employment.

Waivers of the Code

Waivers of this Code for Company Personnel may be made only by an executive officer of the Opera Group or the General Counsel. Any waiver of this Code for our directors, executive officers, General Counsel or other principal finance department personnel may be made only by our Board of Directors or the appropriate committee of our Board of Directors and will be disclosed to the public as required by law or the rules of the NASDAQ Stock Market.

CONFLICTS OF INTEREST

Identifying Potential Conflicts of Interest

A conflict of interest can occur when a staff member’s private interest interferes, or appears to interfere, with the interests of the Opera Group as a whole. You should avoid any private interest that influences your ability to act in the interests of the Opera Group or that makes it difficult to perform your work objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following situations are examples of potential conflicts of interest:

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Outside Employment. No staff member should be employed by, serve as a director of, or provide any services not in his or her capacity as a Opera Group employee to a company that is a material customer, supplier or competitor of the Opera Group. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact the Compliance Officer for assistance.

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Improper Personal Benefits. No staff member should obtain any material (as to him or her) personal benefits or favors because of his or her position with the Opera Group. Please see “Gifts and Entertainment” below, as well as the Opera Group’s Anti- Corruption Policy, for additional guidelines in this area.

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Financial Interests. No staff member should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier or competitor of the Opera Group. A “significant financial interest” means (i) ownership of greater than 1% of the equity of a material customer, supplier or competitor or (ii) an investment in a material customer, supplier or competitor that represents more than 5% of the total assets of the staff member.

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Loans or Other Financial Transactions. No staff member should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Opera Group. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

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Service on Boards and Committees. No staff member should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Opera Group.

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Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence a staff member’s objectivity in making decisions on behalf of the Opera Group. For purposes of this Code, “family members” include your spouse or life- partner, brothers, sisters and parents, in-laws and children whether such relationships are by blood or adoption.

For purposes of this Code, a company is a “material” customer if that company has made payments to the Opera Group in the past year in excess of US$100,000 or 10% of the customer’s gross revenues, whichever is greater. A company is a “material” supplier if that company has received payments from the Opera Group in the past year in excess of US$100,000 or 10% of the supplier’s gross revenues, whichever is greater. A company is a “material” competitor if that company competes in the Opera Group’s line of business and has annual gross revenues from such line of business in excess of US$500,000. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact the Compliance Officer for assistance.

Disclosure of Conflicts of Interest

The Opera Group requires that Company Personnel disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your supervisor or the Compliance Officer. Your supervisor and the Compliance Officer will work with you to determine whether you have a conflict of interest and, if so, how best to address it. A supervisor may not authorize or approve conflict of interest matters or make determination as to whether a problematic conflict of interest exists without first providing the Compliance Officer with a written description of the activity and seeking the Compliance Officer’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly to the Compliance Officer.

Although conflicts of interest are not automatically prohibited, they are not desirable and may only be waived as described in “Waivers of the Code” above.

CORPORATE OPPORTUNITIES

Company Personnel have an obligation to advance the Opera Group’s interests when the opportunity to do so arises. If you discover or are presented with a business opportunity through the use of corporate property, information or because of your position with the Opera Group, you should first present the business opportunity to the Opera Group before pursuing the opportunity in your individual capacity. No employee may use Opera Group assets, property, information or his or her position with the Opera Group for personal gain (including gain of friends or family members). In addition, no staff member may compete with the Opera Group.

You should disclose to your supervisor the terms and conditions of each business opportunity covered by this Code that you wish to pursue. Your supervisor will contact the Compliance Officer and the appropriate management personnel to determine whether the Opera Group wishes to pursue the business opportunity. If the Opera Group waives its right to pursue the business opportunity, you may pursue the business opportunity on the same terms and conditions as originally proposed and consistent with the other ethical guidelines set forth in this Code.

Confidential Information and Opera Group Property

Company Personnel have access to a variety of confidential information while employed at the Opera Group. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Opera Group or its customers. Every staff member has a duty to respect and safeguard the confidentiality of the Opera Group’s information and the information of our suppliers and customers, except when disclosure is authorized or legally mandated. In addition, you must refrain from using any confidential information from any previous employment if, in doing so, you could reasonably be expected to breach your duty of confidentiality to your former employers. The obligation to protect confidential information continues after Company Personnel leave the Opera Group. Unauthorized disclosure of confidential information could cause competitive harm to the Opera Group or its customers and could result in legal liability to you and the Opera Group.

Company Personnel also have a duty to protect the Opera Group’s intellectual property and other business assets. The intellectual property, business systems and the security of the Opera Group property are critical to the Opera Group.

Any questions or concerns regarding whether disclosure of Opera Group information is legally mandated should be promptly referred to the Compliance Officer.

Safeguarding Confidential Information and Opera Group Property

Care must be taken to safeguard and protect confidential information and Opera Group property. Accordingly, the following measures should be adhered to:

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Company Personnel should conduct their business and social activities so as not to risk inadvertent disclosure of confidential information. For example, when not in use, confidential information should be secretly stored. Also, review of confidential documents or discussion of confidential subjects in public places (e.g., airplanes, trains, taxis, buses, etc.) should be conducted so as to prevent overhearing or other access by unauthorized persons.

●	Within the Opera Group’s offices, confidential matters should not be discussed within hearing range of visitors or others not working on such matters.

●	Confidential matters should not be discussed with other Company Personnel not working on such matters or with friends or relatives including those living in the same household as a staff member.

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Company Personnel are only to access, use and disclose confidential information that is necessary for them to have in the course of performing their duties. They are not to disclose confidential information to other Company Personnel unless it is necessary for those Company Personnel to have such confidential information in the course of their duties.

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The Opera Group’s files, personal computers, networks, software, internet access, internet browser programs, emails, voice mails and other business equipment (e.g. desks and cabinets) and resources are provided for business use and they are the exclusive property of the Opera Group. Misuse of such Opera Group property is not tolerated.

For more information, please see the Opera Group’s Security Policy, Acceptable Use Policy and Information Security Standard.

COMPETITION AND FAIR DEALING

All Company Personnel are obligated to deal fairly with fellow Company Personnel and with the Opera Group’s customers, suppliers and competitors. Company Personnel should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Relationships with Customers

Our business success depends upon our ability to foster lasting customer relationships. The Opera Group is committed to dealing with customers fairly, honestly and with integrity. Specifically, you should keep the following guidelines in mind when dealing with customers:

●	Information we supply to customers should be accurate and complete to the best of our knowledge. Company Personnel should not deliberately misrepresent information to customers.

●	Company Personnel should not refuse to sell, service, or maintain products the Opera Group has produced simply because a customer is buying products from another supplier.

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Customer entertainment should not exceed reasonable and customary business practice. Company Personnel should not provide entertainment or other benefits that could be viewed as an inducement to or a reward for customer purchase decisions. Please see “Gifts and Entertainment” below , as well as the Opera Group’s Anti- Corruption Policy, for additional guidelines in this area.

Relationships with Suppliers

The Opera Group deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based on price, quality, service and reputation, among other factors. Company Personnel dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, their objective assessment of the supplier’s products and prices. Company Personnel can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice. Please see “Gifts and Entertainment” below, as well as the Opera Group’s Anti-Corruption Policy, for additional guidelines in this area.

Relationships with Competitors

The Opera Group is committed to free and open competition in the marketplace. Company Personnel should avoid actions that would be contrary to laws governing competitive practices in the marketplace, including antitrust laws. Such actions include misappropriation and/ or misuse of a competitor’s confidential information or making false statements about the competitor’s business and business practices.

PROTECTION AND USE OF OPERA GROUP ASSETS

Company Personnel should protect the Opera Group’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Opera Group’s profitability. The use of Opera Group funds or assets, whether or not for personal gain, for any unlawful or improper purpose is prohibited.

To ensure the protection and proper use of the Opera Group’s assets, each staff member should:

●	Exercise reasonable care to prevent theft, damage or misuse of Opera Group property.

●	Report the actual or suspected theft, damage or misuse of Opera Group property to a supervisor.

●	Use the Opera Group’s telephone system, other electronic communication services, written materials and other property primarily for business-related purposes.

●	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others.

●	Use Opera Group property only for legitimate business purposes, as authorized in connection with your job responsibilities.

Company Personnel should be aware that Opera Group property includes all data and communications transmitted or received to or by, or contained in, the Opera Group’s electronic or telephonic systems. Opera Group property also includes all written communications. Company Personnel and other users of Opera Group property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Opera Group has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

GIFTS AND ENTERTAINMENT

The giving and receiving of gifts is a common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should not compromise, or appear to compromise, your ability to make objective and fair business decisions.

It is your responsibility to use good judgment in this area. As a general rule, you may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment would not be viewed as an inducement to or reward for any particular business decision. All gifts and entertainment expenses must comply with the Opera Group’s Anti- Corruption Policy. The Anti-Corruption Policy requires that such expenses be properly accounted for on expense reports. The following specific examples may be helpful:

●	Meals and Entertainment. You may occasionally accept or give meals, refreshments or other entertainment if:

●	The items are of reasonable value;

●	The purpose of the meeting or attendance at the event is business related; and

●	The expenses would be paid by the the Opera Group as a reasonable business expense if not paid for by another party.

Entertainment of reasonable value may include food and tickets for sporting and cultural events if they are generally offered to other customers, suppliers or vendors.

●	Advertising and Promotional Materials. You may occasionally accept or give advertising or promotional materials of nominal value.

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Personal Gifts. You may accept or give personal gifts of reasonable value that are related to recognized special occasions such as a graduation, promotion, new job, wedding, retirement or a holiday. A gift is also acceptable if it is based on a family or personal relationship and unrelated to the business involved between the individuals.

●	Gifts Rewarding Service or Accomplishment. You may accept a gift from a civic, charitable or religious organization specifically related to your service or accomplishment.

You must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments. See “The Foreign Corrupt Practices Act” below, as well as the Opera Group’s Anti-Corruption Policy, for a more detailed discussion of our policies regarding giving or receiving gifts related to business transactions.

You should make every effort to refuse or return a gift that is beyond these permissible guidelines. If it would be inappropriate to refuse a gift or you are unable to return a gift, you should promptly report the gift to your supervisor. Your supervisor will bring the gift to the attention of the Compliance Officer, who may require you to donate the gift to an appropriate community organization. If you have any questions about whether it is permissible to accept a gift or something else of value, contact your supervisor or the Compliance Officer for additional guidance.

OPERA GROUP RECORDS

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. Opera Group records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Opera Group records must be complete, accurate and reliable in all material respects. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. You are responsible for understanding and complying with our record keeping policy. Ask your supervisor if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company we are subject to various securities laws, regulations and reporting obligations. These laws, regulations and obligations and our policies require the disclosure of accurate and complete information regarding the Opera Group’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Opera Group and result in legal liability.

It is essential that the Opera Group’s financial records, including all filings with the Securities and Exchange Commission (“SEC”) be accurate and timely. Accordingly, in addition to adhering to the conflict of interest policy and other policies and guidelines in this Code, the executive officers and other senior finance department personnel must take special care to exhibit integrity at all times and to instill this value within their organizations. In particular, these senior officers must ensure their conduct is honest and ethical that they abide by all public disclosure requirements by providing full, fair, accurate, timely and understandable disclosures, and that they comply with all other applicable laws and regulations. These senior officers must also understand and strictly comply with generally accepted accounting principles in the U.S. and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

In addition, U.S. federal securities law requires the Opera Group to maintain proper internal books and records and to devise and maintain an adequate system of internal accounting controls. The SEC has supplemented the statutory requirements by adopting rules that prohibit (1) any person from falsifying records or accounts subject to the above requirements and (2) officers or directors from making any materially false, misleading, or incomplete statement to an accountant in connection with an audit or any filing with the SEC. These provisions reflect the SEC’s intent to discourage officers, directors, and other persons with access to the Opera Group’s books and records from taking action that might result in the communication of materially misleading financial information to the investing public.

COMPLIANCE WITH LAWS AND REGULATIONS

Company Personnel have an obligation to comply with all laws, rules and regulations applicable to the Opera Group’s operations. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or the Compliance Officer.

COMPLIANCE WITH INSIDER TRADING LAWS

The Opera Group has an insider trading policy posted on the staff wiki. The following is a summary of some of the general principles relevant to insider trading, and should be read in conjunction with the aforementioned specific policy.

Company Personnel are prohibited from trading in shares or other securities of the Opera Group while in possession of material, nonpublic information about the Opera Group. In addition, Company Personnel are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell shares or other securities of the Opera Group on the basis of material, nonpublic information. Company Personnel who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in the shares or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Opera Group, up to and including termination of employment.

Information is “non-public” if it has not been made generally available to the public by means of a press release or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in a decision to buy, hold or sell stock or other securities. As a rule of thumb, any information that would affect the value of stock or other securities should be considered material. Examples of information that is generally considered “material” include:

●	Financial results or forecasts, or any information that indicates the Opera Group’s financial results may exceed or fall short of forecasts or expectations;

●	Important new products or services;

●	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;

●	Possible management changes or changes of control;

●	Pending or contemplated public or private sales of debt or equity securities;

●	Acquisition or loss of a significant customer or contract;

●	Significant write-offs;

●	Initiation or settlement of significant litigation; and

●	Changes in the Opera Group’s auditors or a notification from its auditors that the Opera Group may no longer rely on the auditor’s report.

The laws against insider trading are specific and complex. Any questions about information you may possess or about any dealings you have had in the Opera Group’s securities should be promptly brought to the attention of the Compliance Officer.

PUBLIC COMMUNICATIONS AND PREVENTION OF SELECTIVE DISCLOSURE

Public Communications Generally

The Opera Group places a high value on its credibility and reputation in the community. What is written or said about the Opera Group in the news media and investment community directly impacts our reputation, positively or negatively. Our policy is to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data. To ensure compliance with this policy, all news media or other public requests for information regarding the Opera Group should be directed to the Opera Group’s Public Relations Department. The Public Relations Department will work with you and the appropriate personnel to evaluate and coordinate a response to the request.

Prevention of Selective Disclosure

Preventing selective disclosure is necessary to comply with United States securities laws and to preserve the reputation and integrity of the Opera Group as well as that of all persons affiliated with it. “Selective disclosure” occurs when any person provides potentially market- moving information to selected persons before the news is available to the investing public generally. Selective disclosure is a crime under United States law and the penalties for violating the law are severe.

The following guidelines have been established to avoid improper selective disclosure. Every employee is required to follow these procedures:

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All contact by the Opera Group with investment analysts, the press and/or members of the media shall be made through the chief executive officer, chief financial officer or persons designated by them (collectively, the “Media Contacts”).

●	Other than the Media Contacts, no officer, director or employee shall provide any information regarding the Opera Group or its business to any investment analyst or member of the press or media.

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All inquiries from third parties, such as industry analysts or members of the media, about the Opera Group or its business should be directed to a Media Contact or other appropriate persons designated by them. All presentations to the investment community regarding the Opera Group will be made by us under the direction of a Media Contact.

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Other than the Media Contacts, any employee who is asked a question regarding the Opera Group or its business by a member of the press or media shall respond with “No comment” and forward the inquiry to a Media Contact.

These procedures do not apply to the routine process of making previously released information regarding the Opera Group available upon inquiries made by investors, investment analysts and members of the media.

Selective disclosure is a topic of intense focus with the SEC following the release of SEC Regulation FD (selective disclosure). Although foreign private issuers, such as the Opera Group, are exempt from Regulation FD, the Opera Group remains liable for selective disclosure. Please contact the Compliance Officer if you have any questions about the scope or application of the Opera Group’s policies regarding selective disclosure.

THE FOREIGN CORRUPT PRACTICES ACT

The Opera Group has an Anti-Corruption Policy, which is posted on the staff wiki. In general, the Opera Group will not tolerate bribery or corruption of any kind, including kickbacks, facilitation payment and trading in influence, directly or through third parties.

The Foreign Corrupt Practices Act (the “FCPA”), for example, prohibits the Opera Group and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization. Stated more concisely, the FCPA prohibits the payment of bribes, kickbacks or other inducements to foreign officials. This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials. Violation of the FCPA is a crime that can result in severe fines and criminal penalties, as well as disciplinary action by the Opera Group, up to and including termination of employment.

Certain small facilitation payments to foreign officials may be permissible under the FCPA if customary in the country or locality and intended to secure routine governmental action. Governmental action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion. For instance, “routine” functions would include setting up a telephone line or expediting a shipment through customs.

To ensure legal compliance, all facilitation payments must comply with the Anti- Corruption Policy which requires that such payments receive prior written approval from the Compliance Officer and that they must be clearly and accurately reported as a business expense.

ENVIRONMENT, HEALTH AND SAFETY

The Opera Group is committed to providing a safe and healthy working environment for Company Personnel and to avoiding adverse impact and injury to the environment and the communities in which we do business. Company Personnel must comply with all applicable environmental, health and safety laws, regulations and Opera Group standards. It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job. Failure to comply with environmental, health and safety laws and regulations can result in civil and criminal liability against you and the Opera Group, as well as disciplinary action by the Opera Group, up to and including termination of employment. You should contact the Compliance Officer if you have any questions about the laws, regulations and policies that apply to you.

All Company Personnel should strive to conserve resources and reduce waste and emissions through recycling and other energy conservation measures. You have a responsibility to promptly report any known or suspected violations of environmental laws.

The Opera Group is committed not only to complying with all relevant health and safety laws, but also to conducting business in a manner that protects the safety of Company Personnel. Company Personnel are required to comply with all applicable health and safety laws, regulations and policies relevant to their jobs. If you have a concern about unsafe conditions or tasks that present a risk of injury to you, please report these concerns immediately to your supervisor or the Human Resources Department.

EMPLOYMENT PRACTICES & WORKING CONDITIONS

The Opera Group pursues fair employment and procurement practices in every aspect of its business. The Opera Group is, in particular, committed to upholding human rights and promoting decent working conditions in accordance with international standards such as the UN Convention on Economic, Social, and Cultural Rights from 1966, the UN Convention on Civil and Political Rights from 1966, and the International Labour Organization's core conventions on fundamental rights and principles in working life. The Opera Group recognizes the importance of identifying, preventing, and addressing potential negative impacts on human rights and working conditions across the organization and its supply chain. This commitment is aligned with Opera Group's dedication to corporate responsibility and sustainable business practices.

The following is intended to be a summary of our general global employment and procurement policies and procedures. Copies of our detailed and location specific policies are available from the Human Resources Department. Company Personnel must comply with all applicable labor and employment laws, including anti-discrimination laws and laws related to freedom of association, privacy and collective bargaining. It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job. Failure to comply with labor and employment laws can result in civil and criminal liability against you and the Opera Group, as well as disciplinary action by the Opera Group, up to and including termination of employment. You should contact the Human Resources Department if you have any questions about the laws, regulations and policies that apply to you.

Diversity, Inclusion & Equal Opportunity

The Opera Group places great importance on fostering a diverse and inclusive workplace environment, as well as providing equal opportunities for all Company Personnel, ensuring that hiring and development processes are based on the competence, experience, achievements, and potential of each individual. The Opera Group is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, gender (including pregnancy), sexual orientation, age, disability, veteran status or other characteristic protected by law.

Harassment and Discrimination

The Opera Group prohibits harassment in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggestive objects or pictures.

If you have any complaints about discrimination or harassment, report such conduct to your supervisor or the Human Resources Department. All complaints will be treated with sensitivity and discretion. Your supervisor, the Human Resources Department and the Opera Group will protect your confidentiality to the extent possible, consistent with law and the Opera Group’s need to investigate your concern. Where our investigation uncovers harassment or discrimination, we will take prompt corrective action, which may include disciplinary action by the Opera Group, up to and including, termination of employment. The Opera Group strictly prohibits retaliation against Company Personnel who, in good faith, file a complaint.

Any member of management who has reason to believe that a staff member has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the Human Resources Department immediately.Modern Slavery

Opera Group unequivocally condemns all forms of human trafficking and any form of involuntary or forced labor within our value chain, as defined by the International Labour Organization (ILO).

Equal Pay and Working Hours

Opera Group is committed to ensuring fair compensation for all Company Personnel irrespective of personal beliefs or individual characteristics. Compensation is determined based on factors such as position, performance, and competence, while adhering to national minimum wage requirements. Moreover, Opera Group complies with international and national laws concerning working hours and rest periods.

Freedom of Association and Right to Collective Bargaining

Opera Group recognizes and respects the right to freedom of association and the right to engage in collective bargaining.

Business Partners

The Opera Group's Supplier Code of Conduct delineates the minimum expectations we have for all suppliers or business partners concerning human rights and business ethics. The Opera Group conducts comprehensive due diligence assessments where appropriate to identify and evaluate actual or potential negative impacts on human rights and working conditions within our operations and supply chain. The Opera Group will proactively engage with suppliers and business partners to ensure their commitment to responsible practices that respect human rights and promote decent working conditions.

Transparency and Reporting:

To ensure legal compliance with the Norwegian Transparency Act, the Opera Group’s Norwegian subsidiaries publish an annual statement describing the method, findings, and measures taken to address human rights and working conditions. In accordance with the requirements of the Norwegian Transparency Act, the Opera Group’s Norwegian subsidiaries will also provide information and respond to requests from stakeholders regarding the efforts to manage human rights and working conditions, ensuring transparency and accountability.

REPORTING AND ENFORCEMENT

Reporting and Investigation of Violations

Actions prohibited by the Code involving directors or executive officers must be reported to the Audit Committee.

Actions prohibited by the Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor and the Compliance Officer.

After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisors or the Compliance Officer must promptly take all appropriate actions necessary to investigate. All Company Personnel are expected to cooperate in any internal investigation of misconduct.

Enforcement

The Opera Group must ensure prompt and consistent action against violations of the Code.

If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of the Code has occurred, the Audit Committee will report such determination to the Board of Directors.

If, after investigating a report of an alleged prohibited action by any other person, the supervisor or the Compliance Officer determines that a violation of the Code has occurred, the supervisor or the Compliance Officer will report such determination to the Board of Directors

Upon receipt of a determination that there has been a violation of the Code, the Board of Directors will take such preventative or disciplinary action as it deems appropriate, including reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate government authorities.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Opera Group consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor or the Compliance Officer. We expect all Company Personnel to adhere to these standards.

This Code of Business Conduct and Ethics, as applied to Opera Limited’s principal financial officers, shall be Opera Limited’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Opera Group policy. We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.

Adopted: July 13, 2018 Revised: August 18, 2023